                                                                    Exhibit 12.1



        Computation of ratio of earnings to fixed charges of the Company
                        (in thousands of $, except ratio)

                                                                                                         Six months
                                                                                                         ending June
                                                 1993        1994         1995     1996(1)      1997(2)  30, 1998 (3)
                                             --------    --------      -------     -------      -------  ------------
Income before taxes                           109,456     223,190      289,950     (12,186)     162,166       (55,230)

Fixed charges (less capitalized interest)      12,742      10,299       28,454      35,837       45,749        33,696

Adjusted income                               122,198     233,489      318,404      23,651      207,915       (21,534)
                                             --------    --------     --------    --------     --------       -------
Ratio of earnings to fixed charges                9.0        19.6         10.3          --          4.2            --
                                             --------    --------     --------    --------     --------       -------


Fixed charges:
    Interest expense                            6,256       2,075       18,599      26,356       34,068        26,701
    Capitalized interest                          895       1,640        2,557       2,492        3,767         1,716
    Amortization of debt issuance costs            86         124          255         282          881           895

    Rent expense                               19,268      24,705       28,891      27,529       32,515        18,464
    Approximately one third of rent expense     6,400       8,100        9,600       9,200       10,800         6,100
                                             --------    --------     --------    --------     --------       -------
    Total                                      13,637      11,939       31,011      38,329       49,516        35,412

(1) Earnings were not sufficient to cover fixed charges for the year ended December 31, 1996 by approximately $14.7 million.

(2) Includes in process R&D write-off of $135.0 million related to Celcore acquisition, the asset write-down related to Airspan of $22.0 million and litigation settlements of $161.5 million.

(3) Includes the second quarter 1998 gain for the sale of the interest in Airspan Communications of $10.0 million. Earnings were not sufficient to cover fixed charges for the six months ended June 30, 1998 by approximately $56.9 million.